Exhibit 99.2

December 22, 2009

Team

I am very happy to announce that our Board of Directors has approved an employee stock option exchange program. If approved by our stockholders, eligible U.S. employees who currently have stock options with an exercise price of $9.50 or higher will have the ability to exchange these options at a 1 for 1 ratio for new stock options that will begin vesting over a new four year vesting period. The exercise price for these new options will be set at their fair market value at the end of the offering period, which we currently expect to be in early February 2009.

ShoreTel’s success is highly dependent on attracting, motivating and retaining the best employees in the industry. Like many companies, we have used stock options as a vehicle for this purpose. However, over 50 percent of our employees are currently holding stock options with exercise prices that are significantly higher than the IPO price of $9.50 per share. This represents approximately 3.3 million options not serving the purpose for which they were intended – Employee Motivation and Retention. I’m optimistic that, after our stockholders review the thoughtful analysis completed by our Board of Directors, they too will conclude that this program is in the best interest of our company and our stockholders.

Here are the general details of the stock option exchange program:

Eligibility: All U.S. employees with stock options priced at $9.50 and above

Exchange Ratio: 1 for 1. For example; if you exchange an old grant of 1000 shares, priced at $11.40 per share, you will receive 1000 new shares with a new strike price and vesting schedule, as noted below.

Participation: Voluntary

Vesting Period: New 4 year vest with a 1 year cliff for new hire grants & a 2 year cliff for refresher grants.

Option Term: Seven-year term

Strike Price: Fair market value (FMV) of ShoreTel stock price and the end of the offering period which we currently expect to be on or about February 3, 2009.

You will receive a detailed information package regarding the program in early January and we will host a number of Q& A sessions to ensure all eligible employees understand the plan and can make an informed decision regarding their individual participation. These Q&A sessions will be held after the holidays, during the week of January 5th. We expect to distribute detailed information about the stock option exchange program during that week as well.

We have an exceptional team of employees who are committed to ShoreTel’s ongoing success. We trust that the proposed stock option exchange program demonstrates the Company’s commitment to retain our employees for the long-term.

Happy Holidays,

JWC

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. ShoreTel will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the tender offer. ShoreTel stockholders and option holders will be able to obtain these written materials and other documents filed by ShoreTel with the SEC free of charge from the SEC’s website at www.sec.gov.

In connection with the proposal to be voted on by stockholders discussed in this notice, ShoreTel intends to file relevant materials with the SEC, including a proxy statement. Investors and security holders of ShoreTel are urged to read such materials when they become available because they will contain important information about the proposal to be voted on by stockholders referenced in this notice. The proxy statement and other relevant materials (when they become available), and any other documents filed by ShoreTel with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ShoreTel by directing a written request to: ShoreTel, Inc. 960 Stewart Drive, Sunnyvale, California 94085, Attention: Investor Relations Department. Investors and security holders are urged to read the proxy statement and the other relevant materials when they become available before making any voting decision with respect to the tender offer described in this notice.